Liquid Media Group Ltd. Receives Notice of Default

VANCOUVER, British Columbia, May 9, 2023 (GLOBE NEWSWIRE) -- Liquid Media Group Ltd. (Nasdaq: YVR) (the "Company", “Liquid Media” or “Liquid”) announced today that it received a notice of default from an institutional investor of a $3.125 million, 20% original issue discount convertible debenture that was issued pursuant to a securities purchase agreement and related agreements between the Company and the institutional investor on February 22, 2023.

Under the notice, the institutional investor claims that the Company breached the securities purchase agreement by failing to timely file its Form 20-F for the year ended November 30, 2022, with the Securities and Exchange Commission. Further, under a registration rights agreement entered into in connection therewith, the Company failed to timely file an initial registration statement registering the common shares underlying the convertible debenture. As a result of the default under the convertible debenture, the institutional investor is entitled to certain remedies including the right of the institutional investor to declare due and payable in cash 150% of the outstanding principal amount of the convertible debenture, plus 150% of all other amounts, costs, expenses and liquidated damages due in respect of the convertible debenture.  Further, (a) the interest rate on the convertible debenture began accruing at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law, until such default is cured, (b) the institutional investor is entitled to sweep the cash received in the bank accounts of the Company and its subsidiaries in an aggregate amount equal to 20% of the consolidated revenue of the Company and its subsidiaries during each calendar month that the default is continuing without cure, and (c) the conversion price (as defined in the convertible debenture), has been adjusted to the lower of (i) the conversion price on the date of the default, or (ii) a 60% discount to the lowest VWAP of the common shares during the five (5) trading day period immediately prior to the conversion date, subject to any limitations set forth in the convertible debenture.

In addition, because no registration statement has yet been filed with the SEC registering the common shares underlying the convertible debenture, effective April 30, 2023, and on each monthly anniversary thereafter until the initial registration statement is filed with the SEC, the Company is required to pay the institutional investor an amount equal to the product of 2.0% multiplied by the aggregate subscription amount paid by the institutional investor, up to an aggregate of 25% of such subscription amount. Any amount not paid under the registration right agreement is subject to interest thereon at a rate of 18% per annum until such amounts, plus all such interest thereon, are paid in full.

The Company is currently reviewing its rights under the securities purchase and related agreements.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming)

creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

CONTACT:

Investors / Business

Justin Kulik

CORE IR

justin@coreIR.com

 Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.